State of Delaware
Secretary of State
Division of Corporations
Delivered 01:35 PM 04/12/2007
FILED 01:02 PM 04/12/2007
SRV 070427666 - 4333316 FILE

CERTIFICATE OF FORMATION

OF

____Bio Hi Tech America, LLC

1. The name of the limited liability company is _____Bio Hi Tech America, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of _Bio Hi Tech America, LLC_ on this _11___ day of ___April __, 2007.

John P. Glauda
Authorized Person